EXHIBIT 99.2

In accordance with the SEC’s Regulation S-X, we do not consolidate portfolio company investments. Further, in accordance with ASC 946, we are precluded from consolidating any entity other than another investment company, except that ASC 946 provides for the consolidation of a controlled operating company that provides substantially all of its services to the investment company or its consolidated subsidiaries.

Information consistent with the requirements of Rule 4-08 of Regulation S-X to provide summarized, comparative financial information of certain portfolio companies is presented below for LWO Acquisitions Company LLC as of September 30, 2019 and 2018 and for the years ended September 30, 2019, 2018, and 2017.

		As of September 30,			For the Year Ended September 30,
Portfolio Company	Balance Sheet	2019	2018	Income Statement	2019	2018	2017
LWO Acquisitions Company, LLC	Current assets	$7,714	$8,012	Net sales	$19,060	$22,368	$17,496
	Noncurrent assets	10,804	11,843	Gross profit	2,214	3,060	2,929
	Current liabilities	5,569	5,152	Net (loss) income	(4,199)	(2,573)	(2,695)
	Noncurrent liabilities	16,499	14,849